WINDELS MARX LANE & MITTENDORF, LLP
156 WEST 56TH STREET
NEW YORK, N.Y. 10019
TEL: (212) 237-1000
FAX: (212) 262-1215

NEW BRUNSWICK, NJ
PRINCETON, NJ
STAMFORD, CT
BONITA SPRINGS, FL

David Orlin
Direct Dial: (212) 237-1174
Fax (212) 237-1212
e-mail: dorlin@windelsmarx.com

September 19, 2002

VIA FEDERAL EXPRESS
(Do Not Release without Signature)
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

02 SEP 23 AM 10:

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Re: BHP Billiton Plc - File No. 82-4647
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following documents have been released to the public by BHP Billiton Plc, a public limited liability company incorporated under the laws of England and Wales, and are being furnished to the Securities and Exchange Commission (the "Commission") on behalf of BHP Billiton Plc pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

Press Release – BHP Billiton Plc – Notification of Change of Interests of Directors and Connected Persons – dated 29 August 2002.

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 29 August 2002.

Press Release – BHP Billiton Plc – Notification of Change of Interests of Directors and Connected Persons – dated 2 September 2002.

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 2 September 2002.

Press Release – BHP Billiton Plc – Notification of Change of Interests of Directors and Connected Persons – dated 4 September 2002.

Press Release – BHP Billiton Plc – Notification of Change of Interests of Directors and Connected Persons – dated 4 September 2002.

Press Release – BHP Billiton Plc – Notification of Change of Interests of Directors and Connected Persons – dated 4 September 2002.

dlw 9/24

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 4 September 2002.

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 5 September 2002

Press Release – BHP Billiton Plc – BHP Billiton Group's Preliminary Financial Results for the Year Ended 30 June 2002 – dated 9 September 2002

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 10 September 2002

Press Release – BHP Billiton Plc – Notification of Change of Interests of Directors and Connected Persons – dated 13 September 2002

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 16 September 2002

The documents enclosed herewith are being furnished with the understanding that they will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such documents shall not constitute an admission for any purpose that BHP Billiton Plc is subject to the Exchange Act.

Very truly yours,

DO/ct
Enclosures

02 SEP 23 AM 10: 54

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

29 August 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr P M Anderson
Date of last notice	13 August 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Registered holder is BHP Billiton Employee Share Plan Pty Ltd on trust for Mr Anderson
Date of change	28 August 2002
No. of securities held prior to change	114 765
Class	Ordinary fully paid shares in BHP Billiton Limited
Number acquired	688 590
Number disposed	
Value/Consideration	
No. of securities held after change	803 355 indirect 901 129 direct 1 704 484
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment following the exercise by Mr Anderson of 300 000 Performance Rights
Any additional information	Mr Anderson holds 901 129 ordinary shares in BHP Billiton Limited in his own name. This holding remains unchanged.

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	1 000 000 Performance Rights (PR's) on 26.2.99 (no change)
Period during which or date on which exercisable	The PR's became exercisable quarterly (25 000) upon completion of service conditions and annually (100 000) on fulfilment of performance conditions. On cessation of executive office on 1 July 2002 all of the remaining PR's at that time (400 000) became exercisable. Mr Anderson has voluntarily requested that 100 000 of the PR's issued in relation to the year ended 30 June 2002 remain subject to performance conditions.
Total amount paid (if any) for the grant	Nil

Part 3 – Change of director's interests in options or other rights granted by the entities (cont'd)

Description of securities involved: Class; number	Each PR constitutes a right to acquire (after adjustment to take account of the spin off of OneSteel Limited in October 2000, the bonus issue on 5 July 2001 and the spin off of BHP Steel on 1 July 2002) 2.2953 ordinary shares in BHP Billiton Limited.
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil
Total number of securities over which options or other rights held at the date of this notice	The 100 000 remaining PR's are rights to 229 530 ordinary shares in BHP Billiton Limited. In addition, Mr Anderson holds 1 000 000 (maximum) options over 2 065 100 ordinary shares in BHP Billiton Limited. **There is no change to report in respect of these options.**
Any additional information	

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

Issued by: BHP Billiton Plc

To: London Stock Exchange

Date: 29 August 2002

For Release: 7.00 a.m., 30 August 2002

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton Plc announces that on 28 August 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, sold 7,590 Ordinary shares of US$0.50 in BHP Billiton Plc at a price of £3.14 per share. BHP Billiton Plc was notified of the transaction on 29 August 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 501,960 shares as potential beneficiaries of the Trust.

Ends

Company Secretariat

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

2 September 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr P M Anderson
Date of last notice	29 August 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	Registered holder is BHP Billiton Employee Share Plan Pty Ltd on trust for Mr Anderson
Date of change	30 August 2002
No. of securities held prior to change	803 355
Class	Ordinary fully paid shares in BHP Billiton Limited
Number acquired	229 530
Number disposed	
Value/Consideration	
No. of securities held after change	1 032 885 indirect 901 129 direct 1 934 014
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment following the exercise by Mr Anderson of 100 000 Performance Rights
Any additional information	Mr Anderson holds 901 129 ordinary shares in BHP Billiton Limited in his own name. This holding remains unchanged.

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	1 000 000 Performance Rights (PR's) on 26.2.99 (no change)
Period during which or date on which exercisable	The PR's became exercisable quarterly (25 000) upon completion of service conditions and annually (100 000) on fulfilment of performance conditions. On cessation of executive office on 1 July 2002 all of the remaining PR's at that time (400 000) became exercisable. Mr Anderson had voluntarily requested that 100 000 of the PR's issued in relation to the year ended 30 June 2002 remain subject to performance conditions. Those performance conditions have been met and the PR's exercised.
Total amount paid (if any) for the grant	Nil

Part 3 – Change of director's interests in options or other rights granted by the entities (cont'd)

Description of securities involved: Class; number	Each PR constituted a right to acquire (after adjustment to take account of the spin off of OneSteel Limited in October 2000, the bonus issue on 5 July 2001 and the spin off of BHP Steel on 1 July 2002) 2.2953 ordinary shares in BHP Billiton Limited.
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil
Total number of securities over which options or other rights held at the date of this notice	Mr Anderson holds 1 000 000 (maximum) options over 2 065 100 ordinary shares in BHP Billiton Limited. **There is no change to report in respect of these options.**
Any additional information	There are no remaining Performance Rights for Mr Anderson.

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

Issued by: BHP Billiton Plc

To: London Stock Exchange

Date: 2 September 2002

For Release: 7.00 a.m., 3 September 2002

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton Plc announces that on 29 August 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, sold 2,797 Ordinary shares of US$0.50 in BHP Billiton Plc at a price of £3.025 per share. BHP Billiton Plc was notified of the transaction on 2 September 2002.

The transaction was made on behalf of a non-relevant beneficiary of the Company's Co-Investment Plan (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 499,163 shares as potential beneficiaries of the Trust.

Ends

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 September 2002

To: Australian Stock Exchange

London Stock Exchange

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr M A Chaney
Date of last notice	4 January 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder)	The registered holder is M A and R M Chaney as trustees of the Marcellino Trust.
Date of change	28 August 2002
No. of securities held prior to change	2 066
Class	Ordinary fully paid shares of BHP Billiton Limited
Number acquired	8 000
Number disposed	—
Value/Consideration	$9.44
No. of securities held after change	10 066
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade
Any additional information	Mr Chaney also holds 2 272 ordinary fully paid shares of BHP Billiton Limited in his own name.

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Description of securities involved: class; number	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

02 SEP 23 AM 10:54

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 September 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr D A Crawford
Date of last notice	28 March 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder)	The registered holder is Melpeat Pty Ltd, the trustee of a family trust of which Mr Crawford is a potential beneficiary
Date of change	4 September 2002
No. of securities held prior to change	3 000
Class	Ordinary shares in BHP Billiton Limited
Number acquired	10 000
Number disposed	
Value/Consideration	$8.94 per share
No. of securities held after change	13 000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade
Any additional information	In addition, Mr Crawford is the registered owner of 9 826 ordinary shares in BHP Billiton Limited. This shareholding has not changed.

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—

Part 3 – Change of director's interests in options or other rights granted by the entities (cont'd)

Description of securities involved: Class; number	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	—
Any additional information	—

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

02 SEP 23 AM 10: 54

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO BOX 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015
bhpbilliton.com

4 September 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr P M Anderson
Date of last notice	2 September 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	—
Date of change	2 September 2002
No. of securities held prior to change	901 129
Class	Ordinary fully paid shares in BHP Billiton Limited
Number acquired	803 355
Number disposed	—
Value/Consideration	Nil
No. of securities held after change	229 530 indirect 1 704 484 direct 1 934 014
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of shares from BHP Billiton Employee Share Plan Pty Ltd held on trust for Mr Anderson to Mr Anderson.
Any additional information	Mr Anderson beneficially holds 229 530 ordinary shares in BHP Billiton Limited in the name of BHP Billiton Employee Share Plan Pty Ltd

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Description of securities involved: Class; number	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	Mr Anderson holds 1 000 000 (maximum) options over 2 065 100 ordinary shares in BHP Billiton Limited. **There is no change to report in respect of these options**.
Any additional information	—

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

Issued by:	**BHP Billiton Plc**
To:	**London Stock Exchange**
Date:	**4 September 2002**
For Release:	**7.00 a.m., 5 September 2002**
Contact:	**Ines Watson 020 7747 3976**

Notification of interests of directors

BHP Billiton Plc announces that on 3 September 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, sold the following Ordinary shares of US$0.50 in BHP Billiton Plc:

Number of Shares	Price per Share
569	£2.90
20,177	R48.9005
7,080	R48.9996

Billiton ESOP Trustee Limited also transferred 10,811 Ordinary shares of US$0.50 in BHP Billiton Plc on 3 September 2002.

BHP Billiton Plc was notified of these transactions on 4 September 2002.

The transactions were made on behalf of non-relevant beneficiaries of the Company's Restricted Share Scheme and Co-Investment Plan (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 460,526 shares as potential beneficiaries of the Trust.

Ends

Issued by:	**BHP Billiton Plc**
To:	**London Stock Exchange** **Johannesburg Stock Exchange** **Paris Bourse**
Date:	**5 September 2002**
For Release:	**7.00 a.m., 6 September 2002**
Contact:	**Ines Watson 020 7747 3976**

Notification of interests of directors

BHP Billiton Plc announces that on 4 September 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, sold 34 Ordinary shares of US$0.50 in BHP Billiton Plc at a price of £2.91 per share and also transferred a further 32,780 Ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton Plc was notified of the transactions on 5 September 2002.

These transactions were made on behalf of a non-relevant beneficiaries of the Company's Restricted Share Scheme and Co-Investment Plan (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 427,712 shares as potential beneficiaries of the Trust.

Ends

02 SEP 23 AM 10: 54

bhpbilliton

Date 9th September, 2002

To: Australian Stock Exchange Ltd - Company Announcements Office

---

BHP Billiton Group's Preliminary Financial Results for the year ended 30 June 2002
Supplementary Information

Further to the release of the BHP Billiton Group's Preliminary Financial Results for the year ended 30 June 2002 on 7 August, please find following for announcement to the market the balance of the information required by the Listing Rules. It is anticipated that the 2002 Annual Reports of BHP Billiton Limited and BHP Billiton Plc will be despatched to shareholders at the end of this month, together with the notices of shareholder meetings to be held on 4 November.

K J Wood

Company Secretary

BHP BILLITON GROUP
2001/2002 FINANCIAL RESULTS

9 September 2002

The following information is provided in relation to the results for the year ended 30 June 2002.

Basis of presentation of financial information

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the BHP Billiton Group) from 29 June 2001, with neither assuming a dominant role.

Accounting and Reporting on the DLC Merger

In accordance with the Australian Investments and Securities Commission (ASIC) Practice Note 71 'Financial Reporting by Australian Entities in Dual-Listed Company Arrangements', and an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, this financial information presents the financial results of the BHP Billiton Group as follows:

- Results for the year ended 30 June 2002 are of the combined entity including both BHP Billiton Limited and its subsidiary companies and BHP Billiton Plc and its subsidiary companies;

- Comparative period results are of BHP Billiton Limited and its subsidiary companies only, except for the Statement of Financial Position as at 30 June 2001 which includes both BHP Billiton Limited and its subsidiary companies and BHP Billiton Plc and its subsidiary companies; and

- Results are presented in US dollars unless otherwise stated.

Results for financial year 2002

Overview

The financial results for the year ended 30 June 2002 for the BHP Billiton Group demonstrate the financial strength of the merged group, exemplified by strong operating cash flow generation and underlying balance sheet strength.

Net profit attributable to members of the BHP Billiton Group for 2002 of US$1 648 million was an increase of 49 per cent from the previous year (2001: US$1 109 million). Earnings per share were 27.3 US cents (2001: 30.1 US cents).

Profit before borrowing costs and tax

Profit before borrowing costs and tax was US$3 099 million compared with a profit of US$1 735 million for 2001.

Excluding significant items (refer below), profit before borrowing costs and tax was US$3 311 million compared with a profit of US$2 640 million for 2001.

The following represents major factors affecting profit before borrowing costs and tax (excluding significant items and outside equity interests) for the year ended 30 June 2002:

- The inclusion of financial results for the BHP Billiton Plc Group.
- Lower prices for crude oil, copper, diamonds, silver and zinc were partly offset by higher prices for metallurgical coal, energy coal, and gas.
- Lower sales volumes from Base Metals, Carbon Steel Materials, Petroleum products and Energy Coal businesses.
- Lower price linked costs were mainly due to lower royalties and taxes for petroleum products together with lower costs for London Metals Exchange (LME) listed commodities partially offset by increased royalty costs at metallurgical coal operations mainly reflecting higher metallurgical coal prices.

  Merger benefit initiatives generated net cost savings during the year.

Results for financial year 2002 (continued)

Profit before borrowing costs and tax (continued)

Costs increased at Escondida (Chile) mainly reflecting the decision to reduce production in response to weaker Base Metals markets and increased costs at metallurgical coal operations (Australia) and energy coal operations (New Mexico) were due to operational issues. These factors were partly offset by lower operating costs at Liverpool Bay (UK) and Hillside (South Africa), primarily reflecting higher maintenance activities in the corresponding period, cost reductions at the Gulf of Mexico (US) petroleum operations mainly due to increased productivity, and savings at WA Iron Ore operations (Australia) due to lower port and rail costs.

- New and acquired operations that contributed to the current period include commencement of production of petroleum from Typhoon (US), Zamzama (Pakistan) and Keith (North Sea) and the acquisition of an additional 29 per cent interest in the Ekati™ diamond business.
- Steel profits (excluding OneSteel Limited) reduced by approximately US$130 million. The corresponding period included contribution to profit before borrowing costs and tax of approximately US$125 million from a higher ownership interest in metallurgical coal (Queensland), the sale of Buffalo oilfield (Australia), spun-out steel operations (OneSteel Limited), and the Ok Tedi copper mine (PNG), partly offset by losses from HBI Venezuela. The current period included a lower contribution from PT Arutmin Indonesian Energy Coal operations due to sale of the business in November 2001.
- Profits from asset sales were higher than the corresponding period mainly due to the profit on sale of PT Arutmin Energy Coal operations in Indonesia.
- Exploration charged to profit was approximately US$287 million, and included the write-off of La Granja copper exploration activities (Peru), together with increased petroleum activity in the Gulf of Mexico.

Significant items

Significant items totalling US$212 million (before tax) were expensed at year end. These included one-off costs of US$80 million relating to the merger and restructuring of the Group during the year.

Following a reassessment of the Group's asset disposal and closure plans relating to its South West Copper business in the US (where the Group ceased operations in 1999), impairment provisions, principally related to the San Manuel smelter, were increased by US$171 million. This was offset by a reduction of US$70 million in provisions relating to the expected timing of site restoration expenditure.

Sulphide operations at Tintaya (Peru) have been suspended until at least January 2003. A charge of US$31 million recognised the costs of the suspension and a write-down of obsolete equipment.

In June 2002 a change in legislation increased the corporation taxation rate for oil and gas companies in the United Kingdom from 30 per cent to 40 per cent, resulting in deferred taxation balances being restated, with an adverse impact of US$56 million on the full year's results. The tax effects of other significant items were a benefit of US$24 million.

Excluding significant items, net profit attributable to members of the BHP Billiton Group for 2002 of US$1 892 million was a decrease of 0.9 per cent from the previous year (2001: US$1 909 million).

The major significant items before taxation for the year ended 30 June 2001 included a charge to profit of:

- US$520 million associated with the write-off of BHP Billiton's equity investment in HBI Venezuela and the establishment of provisions for related financial obligations to banks and other associated costs;
- US$430 million from the write-off of the Ok Tedi copper mine;
- US$37 million related to merger transaction costs; and
- US$46 million related to organisational restructuring costs and provisions mainly related to the merger.

These items are partially offset by a US$128 million profit from sale of interests in the Central Queensland Coal Associates (CQCA) and Gregory Joint Ventures to Mitsubishi. A taxation charge of US$33 million was incurred for non-deductibility of financing costs as a consequence of an income tax audit. The tax effects of other significant items were a benefit of US$138 million.

Results for financial year 2002 (continued)

Borrowing costs

Borrowing costs were US$449 million, impacted by an improved credit rating, higher average debt levels (impacted by the inclusion of the BHP Billiton Plc Group) and lower market interest rates.

Taxation

The tax charge for the year was US$955 million, representing an effective rate of 36.0 per cent. This rate is above the nominal rate of 30 per cent mainly due to non tax-effected losses in the current year, non-deductible accounting depreciation and amortisation, and secondary taxes on dividends paid and payable by South African entities, partly offset by the recognition of prior year tax losses.

Comparison to results under UK GAAP

As a consequence of the DLC merger, the BHP Billiton Limited Group and the BHP Billiton Plc Group have aligned accounting policies, as far as is possible, to minimise differences and simplify determination and reporting of the combined results. The item where alignment is not possible in terms of UK and Australian GAAP and which impacts the year ended 30 June 2002 is described below.

Under UK GAAP, until 30 June 1998 goodwill arising upon acquisition was written off directly against equity. Subsequently and currently under UK GAAP, goodwill is to be retained as an asset and amortised. This current treatment is consistent with that required under Australian GAAP.

As of 30 June 1998, the BHP Billiton Plc Group had written off a net amount of goodwill of US$513 million directly against equity. For Australian GAAP reporting on a combined basis, this goodwill is reinstated on the Statement of Financial Position as an intangible asset, with a corresponding credit to equity. The net balance at 30 June 2002 (after amortisation) is US$471 million and the impact on the Australian GAAP Statement of Financial Performance is a charge to profit of US$42 million (no tax effect) for the year ended 30 June 2002. Thus, the attributable profit of the BHP Billiton Group of US$1 690 million under UK GAAP compares to that recorded by the BHP Billiton Group of US$1 648 million for the same period under Australian GAAP.

Cash flow

Operating cash inflows for the year were US$3 724 million with a total cash outflow of US$9 million.

Expenditure on growth projects of US$1 590 million, including Escondida Phase IV, the ROD oil and Ohanet wet gas projects in Algeria, Mozal II and Petroleum projects in the Gulf of Mexico and exploration expenditure of US$390 million, was an increase of US$114 million from the prior year.

Combined with maintenance capital expenditure and investment expenditure on Colombian coal assets and Ekati™, partially offset by proceeds from the sale of PT Arutmin, this contributed to an investing cash outflow of US$2 538 million.

After dividend payments of US$831 million, financing cash outflows were US$1 195 million.

Portfolio management

The demerger of BHP Steel in July 2002 was a landmark event, severing a link of many decades. The outcome was embraced by both organisations, launching BHP Steel as an independent, world-class steel business and releasing the BHP Billiton Group to focus on its upstream interests. Strong demand for the BHP Steel shares, which were sold through the Sale Facility to participants under the Retail and Institutional offers, took the final price to A$2.80 per BHP Steel share. The 6 per cent retained by the BHP Billiton Group and sold through the Sale Facility brought a cash benefit of US$75 million in July 2002. Accounting rules will see the difference between this selling price and the book value - some US$19 million - appear as a loss in the 2003 financial statements. BHP Billiton Plc shareholders received approximately 149 million bonus shares to match the demerger value distributed to BHP Billiton Limited shareholders.

During the year the BHP Billiton Group also finalised its responsible exit from the Ok Tedi copper mine in Papua New Guinea, in the process establishing a fund to support its future social and economic development of the people of Papua New Guinea and, in particular of the Western Province. The BHP Billiton Group also announced the sale of its interest in the PT Arutmin Indonesia Energy Coal operations, and the acquisition, in conjunction with its partners, of the 50 per cent interest in Cerrejon Zona Norte Energy Coal mine in Colombia, bringing its interest to 33 per cent.

Balance sheet

Net assets for the BHP Billiton Group were US$13 153 million at 30 June 2002, an increase of US$921 million from the 30 June 2001 position.

Equity shareholders' funds for the BHP Billiton Group were US$13 153 million at 30 June 2002, an increase of US$921 million from the previous year. Net borrowings for the BHP Billiton Group were US$6 681 million at 30 June 2002.

As a consequence of the above, the gearing ratio decreased to 33.7 per cent compared with 36.5 per cent for the previous year.

Currency

Currency fluctuations affect the Statement of Financial Performance in two principal ways.

Sales are predominantly based on US dollar pricing (the principal exceptions being Petroleum's gas sales, Steel's sales to Australian customers and Energy Coal's sales to South African domestic customers).

However, a proportion of operating costs (particularly labour) arises in the local currency of the operations, most significantly the Australian dollar and South African rand, but also the Brazilian real, Chilean peso and Colombian peso. Accordingly, changes in the exchange rates between these currencies and the US dollar can have a significant impact on the Group's reported results.

Several subsidiaries hold certain monetary assets and liabilities denominated in currencies other than their functional currency (US dollar), in particular non-US dollar denominated debt, tax liabilities and provisions. Monetary assets and liabilities are converted into US dollar at the closing rate. The resultant differences are accounted for in the Statement of Financial Performance in accordance with Australian GAAP.

Capital management

A US$2.5 billion syndicated multi-currency revolving facility was completed in September 2001. This facility replaced the US$1.2 billion credit facility of the BHP Billiton Limited Group and the US$1.5 billion and US$1.25 billion credit facilities of the BHP Billiton Plc Group. The facility includes a US$1.25 billion 364-day revolving credit component, and a US$1.25 billion five-year revolving credit component.

In October 2001, the BHP Billiton Group increased its A$ Commercial Paper Program limit from A$1 billion to A$2 billion. During November 2001, the Group issued A$1 billion in debt securities in two tranches: A$750 million of seven-year, 6.25 per cent notes maturing August 2008; and A$250 million of three-year, floating rate notes maturing November 2004. In addition a US$1.5 billion Euro Medium Term Note (EMTN) program was established during June 2002.

In accordance with the announced share buy-back program, BHP Billiton Limited re-purchased 4 134 622 shares during the year at a weighted average price of A$8.83 per share. The buy-back program allows for the purchase of either BHP Billiton Limited or BHP Billiton Plc shares, up to a limit of 186 million shares.

Dividends

An interim dividend of 6.5 US cents per fully paid ordinary share was paid in December 2001 and a final dividend of 6.5 US cents per fully paid ordinary share was paid in July 2002, bringing the total for the year to 13.0 US cents. The BHP Billiton Limited dividends were fully franked for Australian taxation purposes.

The corresponding period for BHP Billiton Limited shareholders included an unfranked interim dividend of 12.1 Australian cents per fully paid share (adjusted for merger bonus issue) and a fully franked final dividend of 12.6 Australian cents per fully paid share (adjusted for merger bonus issue).

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register.

The rates of exchange applicable two business days before the declaration date were used for conversion.

Statement of Financial Performance (a)
for the financial period ended 30 June

	2002 US$M	2001 US$M
Revenue from ordinary activities		
Sales	15 896	11 134
Interest revenue	142	61
Other revenue	1 024	875
	17 062	12 070
deduct		
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	12 433	9 064
Depreciation and amortisation	1 753	1 286
Borrowing costs	449	299
	2 427	1 421
Share of net profit of associated entities accounted for using the equity method	223	15
	2 650	1 436
deduct		
Income tax expense attributable to ordinary activities	955	583
Net profit	1 695	853
(deduct)/add		
Outside equity interests in net profit	(47)	256
Net profit attributable to members of the BHP Billiton Group	1 648	1 109
Net exchange fluctuations on translation of foreign currency net assets and foreign currency interest bearing liabilities net of tax	25	292
Total direct adjustments to equity attributable to members of the BHP Billiton Group	25	292
Total changes in equity other than those resulting from transactions with owners	1 673	1 401

(a) Financial information for 2002 represents the financial performance of the BHP Billiton Group. Financial information for 2001 represents the financial performance of the BHP Billiton Limited Group only.

Statement of Financial Position (a)
as at 30 June

	2002	2001
Assets	**US$M**	**US$M**
Current assets		
Cash assets	1 499	1 285
Receivables	2 294	2 246
Other financial assets	117	215
Inventories	1 509	1 700
Other assets	108	130
Total current assets	5 527	5 576
Non-current assets		
Receivables	889	376
Investments accounted for using the equity method	1 505	1 236
Other financial assets	581	554
Inventories	80	90
Property, plant and equipment	19 484	18 632
Intangible assets	513	608
Deferred tax assets	480	459
Other assets	803	693
Total non-current assets	24 335	22 648
Total assets	29 862	28 224
Liabilities		
Current liabilities		
Payables	2 435	2 255
Interest bearing liabilities	1 797	1 807
Tax liabilities	493	321
Other provisions	1 116	1 046
Total current liabilities	5 841	5 429
Non-current liabilities		
Payables	121	144
Interest bearing liabilities	6 383	6 521
Deferred tax liabilities	1 600	1365
Other provisions	2 764	2 533
Total non-current liabilities	10 868	10 563
Total liabilities	16 709	15 992
Net assets	13 153	12 232
Equity		
Contributed equity - BHP Billiton Limited	3 143	3 039
Called up share capital - BHP Billiton Plc	1 752	1 752
Reserves	471	530
Retained profits	7 455	6 526
	12 821	11 847
Equity attributable to outside equity interests	332	385
Total equity	13 153	12 232

(a) Financial information for 2002 and 2001 represents the financial position of the BHP Billiton Group.

Statement of Cash Flows (a)
for the financial period ended 30 June

	2002 US$M	2001 US$M
Cash flows related to operating activities		
Receipts from customers	16 129	11 369
Payments to suppliers, employees, etc	(11 836)	(7 796)
Dividends received	187	42
Interest received	156	64
Borrowing costs	(525)	(348)
HBI Venezuela guarantee payment	-	(310)
Other	128	14
Operating cash flows before income tax	4 239	3 035
Income taxes paid net of refunds received	(515)	(328)
Net operating cash flows	3 724	2 707
Cash flows related to investing activities		
Purchases of property, plant and equipment	(2 359)	(1 046)
Exploration expenditure	(390)	(276)
Purchases of investments	(321)	(367)
Purchases of, or increased investment in, controlled entities and joint venture interests net of their cash	(45)	(366)
Investing outflows	(3 115)	(2 055)
Proceeds from sale of property, plant and equipment	200	86
Proceeds from sale or redemption of investments	232	275
Proceeds from OneSteel spin-out	-	366
Proceeds from sale or partial sale of controlled entities and joint venture interests net of their cash	145	156
Net investing cash flows	(2 538)	(1 172)
Cash flows related to financing activities		
Proceeds from ordinary share issues, etc	140	76
Proceeds from interest bearing liabilities	3 975	411
Repayment of interest bearing liabilities	(4 331)	(1 448)
Redemption of secured Employee Share Plan program	(134)	-
Purchase of shares under Share Buy-Back program	(19)	-
Dividends paid	(831)	(524)
Other	5	(10)
Net financing cash flows	(1 195)	(1 495)
Net increase in cash and cash equivalents	(9)	40
Cash and cash equivalents at beginning of period	998	562
Effect of foreign currency exchange rate changes on cash and cash equivalents	1	(41)
BHP Billiton Plc Group (b)	-	437
Cash and cash equivalents at end of period	990	998

(a) Financial information for 2002 represents the financial performance of the BHP Billiton Group. Financial information for 2001 represents the financial performance of the BHP Billiton Limited Group only.

(b) This amount represents the inclusion of the BHP Billiton Plc Group as a consequence of the DLC merger on 29 June 2001.

Statement of Cash Flows (continued)

Reconciliation of cash	2002 US$M	2001 US$M
Cash and cash equivalents comprise:		
Cash	1 199	836
Short term deposits	300	449
Cash assets	1 499	1 285
Bank overdrafts	(509)	(287)
Total cash and cash equivalents	990	998

Non-cash financing and investing activities	2002	2001
Shares issued:		
Dividend Investment Plan	-	1
Other:		
Employee Share Plan loan instalments	6	11

The Dividend Investment Plan (DIP) is an application of dividends.

The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Billiton Limited Group, by the application of dividends.

Comparison of half year profits

	2002 US$M	2001 US$M
Net profit attributable to members of the BHP Billiton Group reported for the 1st half year	1 177	801
Net profit attributable to members of the BHP Billiton Group reported for the 2nd half year	471	308

Ratios

	2002	2001
Profit before tax / revenue		
Profit from ordinary activities before tax as a percentage of revenue	15.5%	11.9%
Profit after tax / equity interests		
Profit from ordinary activities after tax attributable to members as a percentage of equity at the end of the period	12.5%	9.4%

Control gained over entities having material effect

There were no acquisitions during the year having a material effect on profit.

Loss of control of entities having material effect

There were no disposals during the year having a material effect on profit.

Franking credits

The BHP Billiton Group had an adjusted franking account balance of US$591 million at 30 cents in the dollar available at 30 June 2002 before the 3 July 2002 dividend payment. An amount of US$252 million at 30 cents in the dollar was used as a result of the 3 July 2001 dividend payment. It is anticipated that dividends payable in the following year will be fully franked.

From 1 July 2002, the Australian Income Tax Assessment Act 1997 requires measurement of franking credits based on the amount of income tax paid, rather than after tax profits. As a result, the 'franking credits available' were converted from US$591 million to US$253 million as at 1 July 2002. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

Discontinued Operations

Refer ' Significant events after year end'.

Retained profits

	2002 US$M	2001 US$M
Retained profits at the beginning of the period	6 526	1706
Dividends provided for or paid	(784)	(476)
Aggregate of amounts transferred from reserves	84	(3)
BHP Billiton Limited share buy-back program	(19)	-
Net profit	1 648	1 109
Exchange variations	-	(348)
BHP Billiton Plc Group (a)	-	4 538
Retained profits at the end of the financial period	7 455	6 526

(a) This amount represents the inclusion of the BHP Billiton Plc Group as a consequence of the DLC merger on 29 June 2001.

Income tax

	2002 US$M	2001 US$M
Income tax expense		
Profit from ordinary activities before income tax	2 650	1 436
Prima facie tax calculated at 30 cents (2001: 34 cents) in the dollar on profit from ordinary activities	795	488
add/(deduct) tax effect of permanent differences		
Rebate for dividend	-	(3)
Investment and development allowance	(10)	(21)
Amounts over provided in prior years	(23)	(28)
Recognition of prior year tax losses	(103)	(142)
Non-deductible accounting depreciation and amortisation	67	17
Non-deductible dividends on redeemable preference shares	13	27
Non-tax effected operating losses	69	(7)
Tax rate differential on non Australian income	(1)	28
Non tax-effected capital gains	(12)	(72)
Foreign expenditure including exploration not presently deductible	16	57
Foreign exchange gains and other translation adjustments	29	16
Tax rate changes	59	(24)
Investment and asset impairments	32	199
Other	24	48
Income tax attributable to profit from ordinary activities	955	583
deduct Income tax benefit arising from items taken to exchange fluctuation account	1	74
Total income tax taken to account	954	509

Exploration, evaluation and development expenditure capitalised

		2002 US$M	2001 US$M
Exploration, evaluation and development expenditure	- not yet in production	1 194	779
	- in production	986	849
Total exploration, evaluation and development expenditure capitalised		2 180	1 628

Exploration, evaluation and development expenditure capitalised (continued)

Details of exploration, evaluation and development expenditure not yet in production:

	In exploration and/or evaluation stage		In development stage	
	2002 US$M	2001 US$M	2002 US$M	2001 US$M
Opening balance	386	225	393	134
Expenditure incurred during the period	350	288	381	256
Expenditure expensed during the period	(287)	(236)	-	-
Transferred from evaluation to development	(88)	(5)	88	5
Transferred to production	(9)	(3)	(7)	(14)
Disposals	-	-	-	-
Depreciation	(9)	(32)	(6)	(2)
Exchange fluctuations and other movements	(1)	(5)	3	(15)
BHP Billiton Plc Group (a)	-	154	-	29
Closing balance	342	386	852	393

(a) This amount represents the inclusion of the BHP Billiton Plc Group as a consequence of the DLC merger on 29 June 2001.

Depreciation and amortisation

	2001 US$M	2000 US$M
Depreciation relates to		
Buildings	94	75
Plant, machinery and equipment	1 308	1 042
Mineral rights	119	28
Exploration, evaluation and development expenditure	175	136
Capitalised leased assets	9	2
Total depreciation	1 705	1 283
Amortisation (a)	48	3
Total depreciation and amortisation	1 753	1 286

	2002 US$M			
	Before tax	Related Tax	Related outside equity interests	Amount (after tax) attributable to members of BHP Billiton Group
(a) Amortisation relates to				
Amortisation of goodwill	48	-	-	48
Amortisation of other intangibles	-	-	-	-
Total amortisation	48	-	-	48

Segment results
Industry classification

2002	External revenue	Inter-segment revenue	Share of net profit from associated entities	Profit before tax (a)	Gross segment assets (b)	Gross segment liabilities	Depreciation and amortisation	Other non-cash expenses	Capital expenditure (c)
					US$M				
Aluminium	**2 846**	**-**	**-**	**502**	**5 436**	**746**	**246**	**3**	**291**
Base metals	**1 415**	**23**	**32**	**27**	**4 502**	**1 087**	**233**	**165**	**527**
Carbon steel materials	**2 949**	**167**	**47**	**1 044**	**3 240**	**1 135**	**175**	**35**	**277**
Stainless steel materials	**799**	**-**	**4**	**9**	**1 963**	**267**	**94**	**2**	**84**
Energy coal	**2 045**	**-**	**18**	**493**	**2 895**	**1 072**	**191**	**13**	**294**
Diamonds and specialty products	**1 096**	**19**	**122**	**219**	**1 410**	**181**	**79**	**2**	**60**
Petroleum	**2 801**	**35**	**-**	**1 052**	**4 539**	**2 061**	**571**	**22**	**687**
Steel (d)	**2 495**	**142**	**-**	**91**	**2 675**	**800**	**137**	**4**	**100**
Group and unallocated items (e) (f)	**474**	**224**	**-**	**(480)**	**3 202**	**9 360**	**27**	**31**	**39**
Net unallocated interest	**142**	**-**	**-**	**(307)**	**-**	**-**	**-**	**-**	**-**
BHP Billiton Group	**17 062**	**610**	**223**	**2 650**	**29 862**	**16 709**	**1 753**	**277**	**2 359**

2001	External revenue	Inter-segment revenue	Share of net profit from associated entities	Profit before tax (a)	Gross segment assets (b)	Gross segment liabilities	Depreciation and amortisation	Other non-cash expenses	Capital expenditure (c)
						US$M			
Aluminium	-	-	-	-	5 233	545	-	-	-
Base metals	1 380	-	-	391	4 146	1 101	166	8	244
Carbon steel materials	2 642	177	63	873	3 209	1 106	213	84	131
Stainless steel materials	-	-	-	-	1 891	217	-	-	-
Energy coal	638	-	-	128	2 407	838	67	2	52
Diamonds and specialty products	256	5	-	36	1 609	243	30	6	26
Petroleum	3 413	21	-	1 475	4 112	1 975	540	101	459
Steel (d)	3 271	333	-	234	2 641	849	174	15	69
Group and unallocated items (e) (f)	409	38	(48)	(1 463)	2 976	9 118	96	572	65
Net unallocated interest	61	-	-	(238)	-	-	-	-	-
BHP Billiton Limited Group	**12 070**	**574**	**15**	**1 436**	**28 224**	**15 992**	**1 286**	**788**	**1 046**

(a) Before outside equity interests.

(b) Included within gross segment assets are the following carrying values of associates accounted for using the equity method of accounting: Base metals; 2002 - US$383million (2001 - US$531mllion), Carbon steel materials; 2002 - US$278 million (2001 - US$276 million), Stainless steel materials; 2002 - US$3 million (2001 - US$27 million), Energy coal; 2002 - US$490 million (2001 - US$265 million), Diamonds and specialty products; 2002 - US$326 million (2001 - US$137 million), Petroleum; 2002 - US$25 million (2001 - US$nil), and Group and unallocated items; 2002 - US$nil (2001 - US$nil).

(c) Excluding investment expenditure, capitalised borrowing costs and capitalised exploration.

Segment results
Industry classification (continued)

(d) The results of operations and the financial position presented as the Steel segment, represents substantially all of the Steel business to be demerged. Amounts not attributable to BHP Steel include results of operations and financial position of Transport and Logistics, until 31 December 2001, and certain minor residual steel assets and liabilities that will not be demerged as part of BHP Steel. Refer Significant events after year end.

(e) Comparative results for the Ok Tedi copper mine and HBI Venezuela are included in Group and unallocated items. Ok Tedi was previously included in Base Metals and HBI Venezuela was previously included in Carbon Steel Materials.

(f) Includes consolidation adjustments.

Segment results
Geographical classification

	2002	2001
	US$M	US$M
External revenue by location of customer		
Continuing operations		
Australia	**2 012**	2 250
North America	**1 969**	1 262
Europe	**3 929**	1 405
South America	**457**	341
Southern Africa	**1 193**	-
Japan	**1 941**	1 869
South Korea	**1 001**	584
Other Asia	**1 634**	1 091
Rest of World	**537**	234
Total from continuing operations	**14 673**	9 036
Discontinued operations		
Australia	**1 339**	1 622
North America	**190**	260
Europe	**112**	163
South America	**24**	23
Japan	**17**	33
South Korea	**43**	70
Other Asia	**328**	461
Rest of World	**336**	402
Total from discontinued operations (a)	**2 389**	3 034
BHP Billiton Group	**17 062**	12 070

Segment results

Geographical classification (continued)

	2002	2001
	US$M	US$M
Gross segment assets		
Continuing operations		
Australia	9 251	9 158
North America	3 525	4 110
Europe	1 775	1 624
South America	6 722	5 172
Southern Africa	5 163	4 958
Rest of World	694	654
Total from continuing operations	27 130	25 676
Discontinued operations		
Australia	1 977	1 760
North America	95	101
Europe	8	32
Rest of World	652	655
Total from discontinued operations (a)	2 732	2 548
BHP Billiton Group	29 862	28 224
Capital expenditure		
Continuing operations		
Australia	538	303
North America	288	229
Europe	211	60
South America	581	248
Southern Africa	347	-
Rest of World	296	148
Total from continuing operations	2 261	988
Discontinued operations		
Australia	73	47
North America	-	1
Rest of World	25	10
Total from discontinued operations (a)	98	58
BHP Billiton Group	2 359	1 046

(a) Refer 'Significant events after balance date'.

Export sales from Australia amounted to $4 774 million and US$4 998 million for 2002 and 2001 respectively. Approximately 26 per cent and 25 per cent of such sales during 2002 and 2001 respectively were to customers in Japan.
Export sales from UK amounted to US$501 million and US$507 million for 2002 and 2001 respectively. None of these sales were to customers in Japan.

Contributed equity at end of financial period

BHP Billiton Limited

Movements in ordinary fully paid shares	Number of shares On issue 2002	Of which quoted
Opening number of shares	3 704 256 885	3 704 256 885
Shares issued on exercise of Employee Share Plan options (a)	22 955 508	22 955 508
Partly paid shares converted to fully paid (b)	1 815 916	1 815 916
Shares bought back and cancelled	(4 134 622)	(4 134 622)
Closing number of shares (c)	3 724 893 687	3 724 893 687
Special Voting Share (d)	1	-

BHP Billiton Plc

Movements in ordinary called up fully paid shares	Number of shares On issue 2002	Of which quoted
Opening number of shares	2 319 147 885	2 319 147 885
Closing number of shares	2 319 147 885	2 319 147 885
Special Voting Share (d)	1	-

(a) Refer 'Employee Share Awards'

(b) 65 000 shares paid to 71 cents and 1 351 500 shares paid to 67 Australian cents were converted to fully paid during 2002. There were no partly paid shares issued during the year.

(c) During the period 1 July 2002 to 2 September 2002, 1 283 554 Executive Share Scheme partly paid shares were paid up in full and 3 561 997 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan options.

(d) Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electoral Actions.

Employee Share Awards

BHP Billiton Limited employee share awards (a)

Month of issue	Number issued	Number of recipients	Number Exercised	Shares issued on exercise	Number lapsed	Awards outstanding at Balance date	Exercise Price A$ (b)	Exercise period
Employee Share Plan options								
November 2001	6 870 500	113	-	-	52 521	6 817 979	$8.99	Oct 2004 - Sept 2011
November 2001	7 207 000	153	8 034	8 034	175 384	7 023 582	$8.98	Oct 2004 - Sept 2011
December 2000	3 444 587	67	25 000	51 627	-	3 392 960	$9.41	July 2003 - Dec 2010
December 2000	2 316 010	59	110 500	228 194	86 734	2 001 082	$9.40	July 2003 - Dec 2010
November 2000	1 719 196	44	30 000	61 953	111 515	1 545 728	$8.97	July 2003 - Oct 2010
November 2000	7 764 776	197	320 500	661 864	48 530	7 054 382	$8.96	July 2003 - Oct 2010
April 2000	61 953	3	-	-	-	61 953	$8.29	April 2003 - April 2010
April 2000	937 555	5	-	-	138 362	799 193	$8.29	April 2003 - April 2010
December 1999	413 020	1	-	-	-	413 020	$9.30	April 2002 - April 2009
December 1999	309 765	1	-	-	-	309 765	$8.19	April 2002 - April 2009
October 1999	123 906	6	25 000	51 628	20 651	51 627	$8.26	April 2002 - April 2009
October 1999	105 320	3	2 000	4 130	30 977	70 213	$8.26	April 2002 - April 2009
July 1999	206 510	1	-	-	-	206 510	$8.29	April 2002 - April 2009
April 1999	44 474 822	45 595	3 630 400	7 498 797	19 586 026	17 389 999	$7.62	April 2002 - April 2009
April 1999	16 901 398	944	1 671 500	3 451 816	6 226 585	7 222 997	$7.61	April 2002 - April 2009
April 1998	366 555	16	67 500	139 394	-	227 161	$7.14	April 2001 - April 2003
April 1998	289 114	23	104 500	215 802	10 326	62 986	$7.13	April 2001 - April 2003
November 1997	3 261 619	3 501	1 022 900	2 112 389	611 271	537 959	$7.53	Nov 2000 - Nov 2002
November 1997	16 336 800	16 411	6 238 950	12 882 403	2 314 255	1 140 142	$7.53	Nov 2000 - Nov 2002
October 1997	11 234 144	511	4 192 934	8 658 827	109 451	2 465 866	$7.42	Oct 2000 - Oct 2002
October 1997	8 243 879	379	2 874 064	5 935 229	310 798	1 997 852	$7.42	Oct 2000 - Oct 2002
July 1997	413 020	1	200 000	413 020	-	-	$9.18	July 2000 - July 2002
July 1997	816 747	36	228 500	471 875	143 525	201 347	$9.19	July 2000 - July 2002
October 1996	1 751 411	46	645 000	1 331 989	419 422	-	$7.53	Oct 1999 - Oct 2001
October 1996	2 244 144	66	1 047 200	2 162 572	81 572	-	$7.53	Oct 1999 - Oct 2001
						60 994 303		

Employee Share Awards continued
BHP Billiton Limited employee share awards continued

Month of issue	Number issued	Number of recipients	Number exercised	Shares issued on exercise	Number lapsed	Awards outstanding at Balance Date	Exercise Price A$	Exercise period
Performance Rights (c) (d)								
November 2001 (LTI)	4 770 800	110	8 610	8 610	102 990	4 659 200	-	Oct 2004 - Sept 2011
October 2001 (LTI)	162 200	2	-	-	-	162 200	-	Oct 2004 - Sept 2011
October 2001 (MTI)	222 892	6	-	-	-	222 892	-	Oct 2003 - Mar 2006
December 2000 (LTI)	387 601	11	-	-	-	387 601	-	July 2003 - Dec 2010
November 2000 (LTI)	4 143 278	104	372 611	769 479	113 581	3 260 218	-	July 2003 – Oct 2010
March 1999 (LTI)	2 141 100	1	575 000	1 231 132	-	909 968	-	Mar 1999 - Mar 2009
						9 602 079		
Bonus Equity Plan awards (e)								
November 2001	957 035	117	-	-	-	957 035	-	Nov 2004 - Oct 2006

BHP Billiton Plc employee share awards

Month of issue	Number issued	Number of recipients	Number exercised	Shares issued on exercise	Number lapsed	Awards outstanding at Balance date	Exercise price £	Exercise period
Restricted Share Scheme								
November 2001	274 914	1	-	-	-	274 914	-	8 Nov 2004
October 2001	4 178 000	197	51 320	51 320	222 880	3 903 900	-	1 Oct 2004
October 2001	863 000	41	1 833	1 833	11 367	849 800	-	Oct 2004 – Sept 2008
						5 028 614		
Co-Investment Plan								
November 2001	94 851	1	-	-	-	94 851	-	Nov 2003 – April 2006
October 2001	866 791	125	6 131	6 131	15 505	845 155	-	Oct 2003 – Mar 2006
						940 006		

(a) The Dual Listed Companies (DLC) structure between BHP Billiton Limited and BHP Billiton Plc was established on 29 June 2001. Under the terms of the DLC structure BHP Billiton Limited issued fully paid bonus shares effective 29 June 2001 with the allotment of shares occurring on 9 July 2001. The information presented has been adjusted for the bonus issue.

(b) Following the OneSteel Limited spin-out the exercise price of options issued under the Employee Share Plan prior to 31 October 2000 was reduced by A$0.66 (pre-bonus issue).

(c) The number of shares received on exercise of Performance Rights issued in March 1999 have been increased following the OneSteel Limited spin-out to reflect the capital reduction impact on the value of BHP Billiton Limited shares.

(d) Shares issued on exercise of Performance Rights include shares purchased on market.

(e) The Bonus Equity Share Plan provides eligible employees with the opportunity to take a portion of their incentive plan award in ordinary shares in BHP Billiton Limited.

Investments in associated entities

Details of aggregate share of profits/(losses) of associates

Share of net profit of associated entities	2002 US$M	2001 US$M
Profit from ordinary activities before income tax	301	41
Income tax expense	(78)	(26)
	223	15

Material interests in entities which are not controlled entities

Name of Entity	Percentage (%) of ownership interest held at end of period		Contribution to operating profit after income tax	
Equity accounted associates	2002 %	2001 %	2002 US$M	2001 US$M
Samarco Mineracao S.A.	50	50	32	42
Orinoco Iron C.A.	50	50	-	(48)
QCT Resources Ltd (a)	-	-	-	21
South Blackwater (b)	50	-	18	-
Highland Valley Copper (c)	34	34	17	-
Minera Alumbrera Limited (c)	25	25	26	-
Other (d)			130	-
Total			223	15

(a) A 50% interest in QCT Resources Ltd was acquired on 20 October 2000 and equity accounted from 1 November 2000 until its disposal on 28 June 2001.
(b) Acquired on 1 July 2001.
(c) Comparative contribution to operating profit after income tax for 2001 represents the financial performance for the BHP Billiton Limited Group only.
(d) Includes immaterial equity accounted associates and the Richards Bay Minerals joint venture owned 50% (2001: 50%).

Significant events after year end

In July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The demerger of BHP Steel effectively brings to an end BHP Billiton's involvment as a steel producer and follows the demerger of the OneSteel business in October 2000 and the disposal of other steel operations, the US West Coast Steel businesses in June 2000. These steel businesses, which comprise the majority of the Steel segment, are reported below.

The financial performance of these businesses, as included in the BHP Billiton Group financial statements, is detailed below.

Significant events after year end - continued

Discontinuing Steel businesses	2002 US$M	2001 US$M
Financial performance		
Revenue from ordinary activities before interest income	**2 389**	3 034
Expenses from ordinary activities including depreciation and amortisation, excluding borrowing costs	**2 315**	2 829
	74	205

There were no significant items included within profit from ordinary activities before net borrowing costs and income tax for 2002. Within profit from ordinary activities before net borrowing costs and income tax for 2001 is a charge of US$22 million (before tax) relating to restructuring costs and provisions.

While the BHP Billiton Group operates its treasury function on a Group basis, certain financing arrangements not reported in the Steel segment can be attributed to the discontinuing Steel operations. Not included within revenue from ordinary activities for 2002 is interest income of US$13 million (2001 - US$15 million). The borrowing costs associated with attributable debt instruments was $US15 million for 2002 (2001 - US$30 million). The income tax expense / (benefit) related to discontinuing operations, including the tax impact on financing arrangements noted above, was a tax benefit of US$3 million (2001 - US$34 million tax expense).

The contribution to Group cash flows of these businesses before consideration of borrowing costs and income tax, as included in the BHP Billiton Group financial statements is detailed below:

Discontinuing Steel businesses	2002 US$M	2001 US$M
Cash flows		
Net operating cash flows (excluding borrowing costs and income tax)	**283**	412
Net investing cash flows	**(74)**	367
Net financing cash flows	**(21)**	(68)
Total cash flows provided by discontinued operations	**(188)**	711

The BHP Billiton Group demerged the BHP Steel business in July 2002 as follows:

- A capital reduction and a transfer to BHP Billiton Limited shareholders of 94% of the shares in BHP Steel;
- A bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held); and
- The sale by the BHP Billiton Group of the remaining 6% of BHP Steel shares held by the Group.

The impact of these steps (which have been recorded in July 2002) is:

- The BHP Billiton Group's capital was reduced by approximately US$1,501 million, including approximately US$19 million of costs directly associated with the demerger;
- A cash inflow of approximately US$369 million, representing net US$294 million from the settlement by BHP Steel of intercompany loans, together with US$75 million from the sale of the 6% of BHP Steel; and
- A loss of approximately US$19 million (no tax effect) relating to the sale of the 6% of BHP Steel.

Significant events after year end - continued

BHP Steel is the leading steel company in Australia and New Zealand, specialising in the production of flat steel products, including slab, hot rolled coil, plate and value-added metallic coated and pre-painted steel products. The company supplies customers in Australia, New Zealand, Asia, the US, Europe, the Middle East and the Pacific. Key steel-making assets are the low-cost global scale Port Kembla Steelworks (Australia), BHP New Zealand Steel and North Star BHP Steel (USA). A network of metallic coating and coil painting facilities operates in Australia, New Zealand and South East Asia.

The attributable net assets of BHP Steel as included in the BHP Billiton Group's 30 June 2002 Statement of Financial Position is provided below. In addition, the estimated net assets demerged in July 2002 are provided, after allowing for the settlement of intercompany loans by BHP Steel to the BHP Billiton Group. The 2001 financial position presented below represents a comparable basis by which to evaluate BHP Steel as the OneSteel spin-out and sale of the US West Coast Steel businesses were completed prior to 30 June 2001.

Discontinuing Steel businesses	2002 US$M	2001 US$M
Statement of financial position (a)		
Total assets	**2 732**	2 548
Total liabilities	**(841)**	(741)
Outside equity interests	**(21)**	(14)
Total equity	**1 870**	1 793
Net payments to the BHP Billiton Group by BHP Steel to settle inter-company loans (post 30 June 2002)	**(294)**	
Estimated attributable net assets of BHP Steel to be demerged	**1 576**	

(a) Includes certain assets and liabilities (primarily cash, interest bearing liabilities and taxation provisions) which are not allocated to Steel for segment reporting purposes.

Change in accounting policies

Functional currency

With effect from 1 July 2001, the majority of the BHP Billiton Limited Group's businesses changed their functional currency to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with the BHP Billiton Plc Group and is the basis on which the combined BHP Billiton Group manages its businesses and records its transactions. The effect of this change for the year ended 30 June 2002 has been a decrease in net profit attributable to members of US$47 million. Concurrent with this change, the BHP Billiton Group has changed its policy regarding the treatment of foreign exchange gains or losses on local currency site restoration provisions held in the accounts of entities using US dollar functional currencies. Under the previous policy, the foreign exchange gains and losses on site restoration provisions were recognised in the Statement of Financial Performance. Under the revised policy, such foreign exchange gains and losses are treated as part of the revision to the estimated future restoration cost and are included in the cost of property, plant and equipment. The revised policy has been adopted as it better matches the ultimate cost of site restoration charged in the Statement of Financial Performance to the profit earned. The impact in the year ended 30 June 2002 has been the capitalisation to property, plant and equipment of foreign exchange losses of US$40 million.

Change in accounting policies (continued)

Asset impairment tests

With effect from 1 July 2001, asset impairment tests for the BHP Billiton Limited Group are completed using the risk-adjusted market-based discount rates (weighted average cost of capital). Previously, an asset's estimated recoverable amount was determined using expected net cash flows discounted at an interest rate based on the long-term interest bearing liabilities of the BHP Billiton Limited Group. This policy change had US$nil effect on the net profit attributable to members for the year ended 30 June 2002.

Contingent liabilities

	2002	2001
Contingent liabilities at balance date, not otherwise provided for in these accounts, are categorised as arising from	**US$M**	US$M
Joint ventures - unsecured	**76**	82
Other - unsecured	**996**	1 523
	1 072	1 605

For information contact:

Investor Relations: Andrew Nairn - Manager Investor Relations
(BH) (61 3) 9609 3952
Mobile (61) 0408 313 259
E-mail: andrew.w.nairn@bhpbilliton.com

bhpbilliton

Date 10th September 2002

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Ines Watson - Assistant Secretary

Tel: +44 20 7747 3976

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company BHP BILLITON PLC	2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC ON BEHALF OF ITS AFFILIATES	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE ATTACHED LIST

5.	Number of shares/amount of stock acquired A NUMBER OF TRANSACTIONS ACCUMULATED IN A NOTIFIABLE EVENT	6.	Percentage of issued class 0.1%	7.	Number of shares/amount of stock disposed	8.	Percentage of issu 10

9.	Class of security ORDINARY US$0.50	10.	Date of transaction 5 SEPTEMBER 2002	11.	Date company informed 9 SEPTEMBER 2002

12.	Total holding following this notification 157,408,073	13.	Total percentage holding of issued class following this notification **6.38%**
14.	Any additional information	15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7747 3976

16.	Name and signature of authorised company official responsible for making this notification **INES WATSON**

Date of notification 12 AUGUST 2002

Enquiries: Company Monitoring and Enquiries; UK Listing Authority

As of 05 September 2002		
BHP Billiton plc	**Number of Shares**	**Percent of Outstanding**
The Capital Group Companies, Inc. ("CG") holdings	**157,408,073**	**6.38%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	74,076,083.88	3.00%
• Capital International Limited	22,715,636.00	0.92%
• Capital International S.A.	18,914,152.16.00	0.77%
• Capital International, Inc.	12,424,682.00	0.50%
• Capital Research and Management Company	29,277,519.00	1.19%

Schedule A

Schedule of holdings in BHP Billiton plc As of 05 September 2002 **Capital Guardian Trust Company**	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	12,282,212
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,953,883
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	29,288,732
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	653,185
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	14,009,603
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	3,012,986
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	2,053,272
Citibank London 11 Old Jewry London EC2R 8D8 UK	1,022,102

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	8,018,018
Royal Bank of Scotland Regents House, 42 Islington High St London N1 8XL UK	61,405
MSS Nominees Limited Midland Bank plc Mariner House, Pepys LondonEC3N 4DA	84,394
State Street Bank & Trust Co.	106,957
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	50,872
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	66,196
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,412,267
TOTAL	**74,076,084**

Capital International Limited	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	479,548
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	6,253,724
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,105,677
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	58,959
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,301,254
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	497,535
Citibank London 11 Old Jewry London EC2R 8D8 UK	487,106
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	176,132

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,800,525
State Street Bank & Trust Co.	1,120,486
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	53,212
Citibank NA Toronto	345,694
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	410,490
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	930,366
Mellon Bank N.A. London Branch London United Kingdom	718,039
Northern Trust AVFC South Africa	114,832
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	438,469

Bank One London	882,473
Clydesdale Bank plc	541,115
TOTAL	**22,715,636**

Capital International S.A.	
Registered Name	**Local Shares**
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	675,299
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,812,846
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	25,755
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	753,381
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,668,847
Citibank London 11 Old Jewry London EC2R 8D8 UK	121,324
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	104,046
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	120,686

Morgan Stanley	132,605
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,976,471
J.P. Morgan	4,254,915
State Street Bank & Trust Co.	140,481
National Westminster Bank	397,922
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	34,269
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	222,427
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	6,385
Citibank NA Toronto	73,433
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	944,654

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	448,406
TOTAL	**18,914,152**

Capital International, Inc.	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,774,214
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	863,730
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,140,261
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	392,814
Deutsche Bank Mannheim	132,788
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	32,991
Citibank London 11 Old Jewry London EC2R 8D8 UK	18,305
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	821,916

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	322,569
State Street Bank & Trust Co.	452,199
Citibank	95,647
RBSTB Nominees Ltd. 67 Lombard Street London EC3 3DL United Kingdom	122,495
Citibank NA Toronto	173,715
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	42,569
Chase Manhattan Nominee Ltd. Australia	38,469
TOTAL	**12,424,682**

Capital Research and Management Company	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,919,976
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	26,357,543
TOTAL	**29,277,519**

02 SEP 23 AM 10:54

bhpbilliton

13 September 2002

To: Australian Stock Exchange
Companies Announcements Office

London Stock Exchange
Companies Announcements Office

cc: New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
Johannesburg Stock Exchange
Paris Bourse
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons
(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the BHP Billiton Group has agreed to adopt the better of the existing governance practices between BHP Billiton Plc and BHP Billiton Limited. As a result, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr P M Anderson
Date of last notice	4 September 2002

Part 1 – Change of director's relevant interests in securities

Included in this Part are:

- in the case of a trust, interests in the trust made available by the responsible entity of the trust;
- details of the circumstance giving rise to the relevant interest;
- details and estimated valuation if the consideration is non-cash; and
- changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	—
Date of change	13 September 2002
No. of securities held prior to change	1 704 484
Class	Ordinary fully paid shares in BHP Billiton Limited
Number acquired	229 530
Number disposed	—
Value/Consideration	Nil
No. of securities held after change	1 934 014
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of shares from BHP Billiton Employee Share Plan Pty Ltd held on trust for Mr Anderson to Mr Anderson.
Any additional information	—

Part 2 – Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

- only details of a contract in relation to which the interest has changed; and
- details and estimated valuation if the consideration is non-cash.

Detail of contract	—
Nature of interest	—
Name of registered holder (if issued securities)	—
No. and class of securities to which interest related prior to change	—
Interest acquired	—
Interest disposed	—
Value/Consideration	—
Interest after change	—

Part 3 – Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—
Period during which or date on which exercisable	—
Total amount paid (if any) for the grant	—
Description of securities involved: Class; number	—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—
Total number of securities over which options or other rights held at the date of this notice	Mr Anderson holds 1 000 000 (maximum) options over 2 065 100 ordinary shares in BHP Billiton Limited. **There is no change to report in respect of these options.**
Any additional information	—

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor – BHP Billiton Limited Mrs I Watson – BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7747 3976 Fax: +44 20 7747 3852

bhpbilliton

Date 16th September 2002

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Ines Watson - Assistant Secretary

Tel: +44 20 7747 3976

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company BHP BILLITON PLC	2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC ON BEHALF OF ITS AFFILIATES	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE ATTACHED LIST

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed A NUMBER OF TRANSACTIONS ACCUMULATED IN A NOTIFIABLE EVENT	8.	Percentage of issu 10 0.03% (SEE NOTE 14)

9.	Class of security ORDINARY US$0.50	10.	Date of transaction 10 SEPTEMBER 2002	11.	Date company informed 13 SEPTEMBER 2002

12.	Total holding following this notification 156,825,980	13.	Total percentage holding of issued class following this notification 6.35%
14.	Any additional information ANNOUNCEMENT TRIGGERED BY AN AFFILIATE, CAPITAL GUARDIAN TRUST COMPANY, CEASING TO HOLD A NOTIFIABLE INTEREST	15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7747 3976

16.	Name and signature of authorised company official responsible for making this notification **INES WATSON**
Date of notification 13 SEPTEMBER 2002	

Enquiries: Company Monitoring and Enquiries; UK Listing Authority

As of 10 September 2002		
BHP Billiton plc	**Number of Shares**	**Percent of Outstanding**
The Capital Group Companies, Inc. ("CG") holdings	**156,825,980**	**6.35%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	73,493,984.88	2.98%
• Capital International Limited	22,715,637.00	0.92%
• Capital International S.A.	18,914,155.16.00	0.77%
• Capital International, Inc.	12,424,684.00	0.50%
• Capital Research and Management Company	29,277,519.00	1.19%

Schedule A

Schedule of holdings in BHP Billiton plc

As of 10 September 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	11,798,513
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,953,883
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	29,310,432
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	653,185
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	14,059,903
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	3,012,986
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	2,053,272
Citibank London 11 Old Jewry London EC2R 8D8 UK	1,022,102

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	8,018,018
Royal Bank of Scotland Regents House, 42 Islington High St London N1 8XL UK	61,405
MSS Nominees Limited Midland Bank plc Mariner House, Pepys LondonEC3N 4DA	84,394
State Street Bank & Trust Co.	106,957
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	50,872
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	66,196
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,241,867
TOTAL	**73,493,985**

Capital International Limited	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	479,548
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	6,253,724
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,105,678
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	58,959
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,301,254
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	497,535
Citibank London 11 Old Jewry London EC2R 8D8 UK	487,106
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	176,132

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,800,525
State Street Bank & Trust Co.	1,120,486
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	53,212
Citibank NA Toronto	345,694
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	410,490
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	930,366
Mellon Bank N.A. London Branch London United Kingdom	718,039
Northern Trust AVFC South Africa	114,832
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	438,469

Bank One London	882,473
Clydesdale Bank plc	541,115
TOTAL	**22,715,637**

Capital International S.A.	
Registered Name	**Local Shares**
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	675,300
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,812,846
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	25,755
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	753,381
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,668,847
Citibank London 11 Old Jewry London EC2R 8D8 UK	121,324
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	104,046
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	120,686

Morgan Stanley	132,605
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,976,473
J.P. Morgan	4,254,915
State Street Bank & Trust Co.	140,481
National Westminster Bank	397,922
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	34,269
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	222,427
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	6,385
Citibank NA Toronto	73,433
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	944,654

HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	448,406
TOTAL	**18,914,155**

Capital International, Inc.	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,774,214
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	863,730
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,140,261
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	392,814
Deutsche Bank Mannheim	132,788
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	32,991
Citibank London 11 Old Jewry London EC2R 8D8 UK	18,305
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	821,917

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	322,569
State Street Bank & Trust Co.	452,199
Citibank	95,647
RBSTB Nominees Ltd. 67 Lombard Street London EC3 3DL United Kingdom	122,495
Citibank NA Toronto	173,716
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	42,569
Chase Manhattan Nominee Ltd. Australia	38,469
TOTAL	**12,424,684**

Capital Research and Management Company	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,919,976
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	26,357,543
TOTAL	**29,277,519**